FURY GOLD MINES LIMITED

Suite 1630, 1177 West Hastings Street
Vancouver, British Columbia, Canada V6E 2K3

Telephone: (844) 601-0841
website: https://furygoldmines.com/investors

April 19, 2023

Re: Annual General Meeting of Shareholders of Fury Gold Mines Limited to be held on June 29, 2023 (the "Meeting")

I, Forrester (Tim) Clark, Chief Executive Officer and Director of Fury Gold Mines Limited (the "Company"), hereby certify that:

(a) arrangements have been made to have proxy related materials for the Meeting sent in compliance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (the "Instrument"), to all beneficial owners at least 21 days before the date fixed for the Meeting;

(b) arrangements have been made to carry out all of the requirements of the Instrument in addition to those described in subparagraph (a); and

(c) the Company is relying on section 2.20 of the Instrument to abridge the time prescribed in subsections 2.1(b), 2.2(1) and 2.5(1) of the Instrument.

"Forrester (Tim) Clark"

Forrester (Tim) Clark, Chief Executive Officer and Director